Exhibit 12.1

Computation of Earnings to Fixed Charges

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(In thousands)
Income before income taxes	$241,874	$838,386	$1,002,676	$453,479	$617,087
Add:
Interest expense and other financing costs	123,291	105,603	97,062	74,581	88,209
Amortization of capitalized interest	2,327	1,911	1,590	1,580	1,479
Interest component of rental expense	22,053	19,941	16,525	7,271	7,857
Earnings as adjusted	$389,545	$965,841	$1,117,853	$536,911	$714,632

Fixed charges:
Interest expense and other financing costs	$123,291	$105,603	$97,062	$74,581	$88,209
Capitalized interest	10,681	1,818	2,345	1,948	2,359
Interest component of rental expense	22,053	19,941	16,525	7,271	7,857
Fixed charges	$156,025	$127,362	$115,932	$83,800	$98,425

Ratio of earnings to fixed charges	2.50	7.58	9.64	6.41	7.26

Coverage deficiency	$—	$—	$—	$—	$—